15048993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53268

SEC MAIL PROCESSING RECEIVED
MAR 03 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ha+W Strategic Ptners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Concourse Pkwy Ste 600
(No. and Street)

Atl GA 30328
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Powell 770 353 3156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 S. Sixth St Ste 2300, Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/B

PB 3/14/15

OATH OR AFFIRMATION

I, Debbie Orrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HA+W Strategic Ptners LLC, as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

OFFICIAL SEAL
CYNDI M CATO
Notary Public, Georgia
CHEROKEE COUNTY
My Commission Expires
JUNE 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HA&W STRATEGIC PARTNERS, LLC
Atlanta, Georgia

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2014

HA&W STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
HA&W Strategic Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of HA&W Strategic Partners, LLC as of December 31, 2014, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of HA&W Strategic Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA&W Strategic Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of HA&W Strategic Partners, LLC's financial statements. The supplemental information is the responsibility of HA&W Strategic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2015

HA&W STRATEGIC PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

Formatted: Indent: First line: 0", Space Before: 0 pt

ASSETS

CASH	$ 22,477
TOTAL ASSETS	$ 22,477

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Total Liabilities	$ 0
MEMBER'S EQUITY	$ 22,477
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,477

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	$ 69,872	$ 716,888
EXPENSES	32,545	
NET INCOME	$ 37,327	$ 604,107

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2014

BALANCE, December 31, 2013	$	166,390
Distributions to member		(181,240)
2014 net income		37,327
BALANCE, December 31, 2014	$	22,477

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	37,327
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		14,621
Accrued expenses		(6,280)
Net Cash Flows from Operating Activities		45,668
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(181,240)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(181,240)
Net Change in Cash		(135,572)
CASH - Beginning of Year		158,049
CASH - END OF YEAR	$	22,477

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2014

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

HA&W Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of December 31, 2014.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party

The Company has an agreement with HA&W Capital Partners, LLC (parent), the sole member, to pay a percentage of shared expenses. Shared overhead costs are allocated based on the Company's revenue as a percentage of the parent's total revenue. Shared expenses incurred by the Company were $18,480 for the year ended December 31, 2014. Direct broker-dealer expenses are paid by the Company.

The parent will support the company in the next year to ensure it continues operation.

HA&W STRATEGIC PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2014

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2014, the Company had net capital of $22,477 which was $17,477 in excess of its required net capital of $5,000 for each year. The Company's net capital ratio was 0.00 to 1 as of December 31, 2014.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2015, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

HA & W STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 22,477
Total non-allowable assets	-
Net capital before haircuts on securities positions	22,477
Haircuts on securities positions	-
Net capital	$ 22,477
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 17,477
Net capital less 120% of minimum net capital requirement	$ 16,477
Ratio: Aggregate indebtedness to net capital	.0 to 1

HA&W STRATEGIC PARTNERS, LLC
Atlanta, Georgia

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

For the Period June 1, 2014 through December 31, 2014

HA&W STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
HA&W Strategic Partners, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) HA&W Strategic Partners, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which HA&W Strategic Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) HA&W Strategic Partners, LLC stated that HA&W Strategic Partners, LLC met the identified exemption provisions throughout the period June 1 through December 31, 2014, without exception. HA&W Strategic Partners, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HA&W Strategic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2015

HA&W

STRATEGIC PARTNERS, LLC

February 24, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

This letter is to report that HA&W Strategic Partners, LLC claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) (the Customer Protection Rule) limiting its business to the distribution of mutual funds and/or variable life insurance or annuities. HA&W Strategic Partners does not hold customer funds or safekeep customer securities for the period.

HA&W Strategic Partners, LLC has met the identified exemption provisions for period June 1, 2014 through December 31,2014 without exception.

Please disregard any previous correspondence sent to you by me, and please contact me with any questions you may have.

Sincerely,

Debbie Powell, CCO
770-353-3156